



Marianne MT B. · 3rd

Chief Business Officer at Pace Diagnostics; Global Design Quality Leader at Honeywell Productivity Solutions ; Operational Excellence Leader at Ametek

Santa Ana, California, United States · **Contact info**

356 connections

Experience



Pace Diagnostics, Inc.
4 yrs 8 mos

Chief Business Officer
Dec 2020 – Present · 1 yr 1 mo

Co-founder, and Board Member
May 2017 – Present · 4 yrs 8 mos
California



Board Member
Au Naturale LLC
Aug 2016 – Present · 5 yrs 5 mos
California, United States



Global Sr. Manager
Honeywell Aerospace · Full-time
Nov 2018 – Dec 2020 · 2 yrs 2 mos
North America

Support customer portfolios of over $600M Revenues (OEMs and R&O)
Direct and support the activities of the key customer quality team (engineers, specialists, and technicians), including aftermarket supports.
Lead several MPR (Manufacturing Process Review) & VOB (Verification of Build) & ...see more



Global Design APQP Quality and Reliability Leader
HONEYWELL PRODUCTIVITY SOLUTIONS · Full-time
Nov 2014 – Dec 2018 · 4 yrs 2 mos
North America

Global Design Quality Leader for Honeywell's High Risk Safety segment within Industrial Safety GBE (2015 Revenue $680M) - product portfolios include high quality PPEs - respiratory protection, hearing protection, eye & face protection, fall protection etc.
...see more



Reliability & Advanced Quality Engineering Sr. Manager
Honeywell Safety Products
Oct 2011 – Nov 2014 · 3 yrs 2 mos
Industrial Safety Products - North Americas

Manage and lead a team of Advanced Quality (APQP) and Reliability Engineers to support NPI and major business initiatives/projects.
Lead and drive activities of the Reliability and Failure Analysis team to improve products reliability. ...see more

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Education



Georgia Institute of Technology
BS, ChEM and ChE
1987 – 1992



California Institute of Technology
Master's Degree, Chemical Engineering
1998 – 2000